January 9, 2020

Edward J. Sweeney
Interim Chief Financial Officer
Standard Diversified Inc.
767 5th Avenue, 12th Floor
New York, NY 10153

       Re: Standard Diversified Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 11, 2019
           File No. 001-36696

Dear Mr. Sweeney:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing